PUBLIC NOTICE FOR CONVOCATION OF
THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF
GRAVITY CO., LTD. (the “Company”)

We would like to inform our shareholders that an Extraordinary General Shareholders’ Meeting will be held pursuant to Article 22 of our Articles of Incorporation and that all of our shareholders registered as of July 14, 2005 are cordially invited to attend the Extraordinary General Shareholders’ Meeting.

1. Date and Time: 10 a.m. on September 21, 2005 (Wednesday)

2. Place: Conference Room (4F), GRAVITY Co., Ltd.

Located at Shingu Bldg. 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea

3. Agenda

a) Agenda to be proposed for resolution

Agendum 1: Election of Board of Directors

1-1. Election of Standing Director

1-2. Election of Outside Directors as Audit Committee Members

1-3. Election of Outside Director

Standing Director

Name	Employment and Education History
Currently CEO of EZER INC.
1999 - Present TECHNO BLOOD INC.
CEO and co-founder with Son Tae Jang, Chairman
2004 - Present CJ INTERNET JAPAN INC.
CEO and founder
Currently Director of INJE STAR INC.
2003 Held an “online game fantasy star” event with Softbank group
Il Young Ryu (Nichiei Ryu)	2002 Formed a strategic alliance with Dasan Venture to commence the Techno Blood Dasan First Korea-Japan IT Fund 1995 AREA NETWORK LIMITED CEO and founder

Outside Directors as Audit Committee Members

Name	Employment and Education History
Kotani Yasushi	ENTERTAINMENT FARM INC. — Became the CEO in August 2002, a position currently held
JAPAN DIGITAL CONTENTS TRUST INC. (formerly, Japan Digital Contents) — Became the CEO in November 2002
1998 — 2000 NIKKO CITIGROUP (formerly, Nikko Salomon Smith Barney)
1989 — 1998 SHINSEI BANK (formerly, Japan Long Term Credit Bank)

Joon Hee Won	2005 - Present WOORI HOME SHOPPING
Member of Board of Director
2004 - Present CERATEC
Member of Board of Director
2001 — Present TOUCHSTONE CAPITAL PARTNERS SEOUL, KOREA
CEO and General Partner. Also founder.
2000 — Present iFINANCEGLOBAL, Co. Ltd.
CEO
1996 — 2000 SALOMON SMITH BARNEY KEB SECURITIES SEOUL, KOREA
Managing Director, Head of Investment Banking- Korea
1996 CREDIT SUISSE FIRST BOSTON, HONG KONG
Vice President, Investment Banking Division
1993-1996 LEHMAN BROTHERS, INC. NEW YORK, NY
Associate, Healthcare Group, Investment Banking Division
1988-1991 JARDINE FLEMING SECURITIES SEOUL, KOREA
Assistant Manager, Research Division
1991 — 1993 HARVARD GRADUATE SCHOOL OF BUSINESS ADMINISTRATION BOSTON, MA
Masters in Business Administration
1984 — 1988 CORNELL UNIVERSITY ITHACA, NY
Bachelor of Arts degree, honors in Government and Economics.

Jay Young Lee	May 2003 – Present TECHNO BLOOD INC. KOREA
Became the CEO in November 2004
July 2000 BZIN INC.
Became head of the Japanese branch office and subsequently head of the Canadian branch office
Mr. Lee also has experienced in starting up and franchising the Internet café
business in Korea, having franchised more than 110 Internet cafés.
McGill University, Canada
Master of Business Administration

Outside Director

Name	Employment and Education History
Eiji Deyama	2005- Present ASIAN GROOVE HK LTD., Hong Kong
Member of Board of Director
2003-2004 GUNGHO ONLINE ENTERTAINMENT, Tokyo, Japan
Member of Board of Director
2002-2003 ASIAN GROOVE, Tokyo, Japan,
2001-2002 LADY M CO., LTD, New York, NY
President
1998-2002 PM FACTORY CO., LTD TOKYO, JAPAN
Member of Board of Director
1995-1997 YES MUSIC OFFICE TOKYO, JAPAN
President
1991-1995 FUJI BANK & TRUST COMPANY NEW YORK, NY
Assistant Vice President
1987-1991 MIZUHO BANK (Formerly, Fiji Bank) TOKYO, JAPAN
EDUCATION
1984-1987 KEIO UNIVERSITY, Tokyo, Japan